AMENDED AND RESTATED

DESIGNATION

PREFERENCES AND RIGHTS

OF

CLASS B PREFERRED STOCK

OF

AGRITEK HOLDNGS, INC.

(Pursuant to Section 151 of the Delaware General Corporation Law)

Agritek Holdings, Inc. hereby certifies that the Board of Directors of the Corporation, acting pursuant to 8 Del. C. §151, the Delaware General Corporation Law, and in accordance with the provisions of its Certificate of Incorporation, as amended through the date hereof, if amended, has and hereby designates the par value, voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of a class of the Corporation's authorized preferred stock as follows:

The specific powers, preferences, rights and limitations of the Series B Preferred Stock are as follows:

1. Designation; Rank. This series of Preferred Stock shall be designated and known as “Series B Preferred Stock.” The number of shares constituting the Series B Convertible Redeemable Preferred Stock shall be one thousand (1,000) shares. The Series B Preferred Stock and any accrued and unpaid dividends thereon shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the common stock, par value $0.01 per share (the “Common Stock”) issued and outstanding of the Company and the Series A Preferred Stock (“Series A Preferred Stock”) issued and outstanding.

2. Liquidation Preference.

(a) In the event of any dissolution, liquidation or winding up of the Corporation (a “Liquidation”), whether voluntary or involuntary, the Holders of Series B Preferred Stock shall rank senior in any distribution out of the assets of the Corporation to the holders of the Common Stock and series A Preferred Stock.

(b) A sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation (a “Change in Control Event”), shall not be deemed to be a Liquidation for purposes of this Designation.

3. Voting. The one thousand shares of the Class B Preferred Stock the right to vote in aggregate, on all shareholder matters equal to 51% of the total vote. The Class B Preferred Stock will be entitled to this 51% voting right no matter how many shares of common stock or other voting stock of the Company are issued or outstanding in the future (the “Super Majority Voting Rights”). The Class B Convertible Preferred Stock shall have a right to vote on all matters presented or submitted to the Corporation’s stockholders for approval in pari passu with holders of the Corporation’s common stock, and not as a separate class. The holders of Series B Preferred Stock shall have the right to cast votes for each share of Series B Preferred Stock held of record on all matters submitted to a vote of holders of the Corporation’s common stock, including the election of directors, and all other matters as required by law. There is no right to cumulative voting in the election of directors. The holders of Series B Preferred Stock shall vote together with all other classes and series of common stock of the Corporation as a single class on all actions to be taken by the common stock holders of the Corporation except to the extent that voting as a separate class or series is required by law.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation this June 26, 2015.

AGRITEK HOLDINGS, INC.

By: ___________________

Justin Braune

Chief Executive Officer